UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 83213 / May 10, 2018

ADMINISTRATIVE PROCEEDING
File No. 3-17316

In the Matter of	**ORDER MAKING FINDINGS AND REVOKING**
	REGISTRATION OF SECURITIES PURSUANT
LONGWEI PETROLEUM	**TO SECTION 12(j) OF THE SECURITIES**
INVESTMENT HOLDING	**EXCHANGE ACT OF 1934**
LIMITED,	
Respondent.	

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Longwei Petroleum Investment Holding Limited ("Longwei" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of this proceeding instituted against Respondents on June 27, 2016, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of this proceeding and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over Respondent and over the subject matter of this proceeding, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds[1] that

A.   Respondent Longwei (CIK No. 0001111817) is a Colorado corporation whose common stock is registered with the Commission pursuant to Section 12(b) of the Exchange Act. Longwei became a public company through a reverse merger in October

---

[1]   The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

2007 and became listed on the NYSE MKT in June 2010. On March 22, 2013, the NYSE MKT delisted Longwei after the Company failed to respond adequately to requests for documents and information. Longwei's common stock trades on the "Grey Market" under the OTC symbol "LPIH."

B.   Longwei is delinquent in its reporting obligations under Section 13(a) of the Exchange Act. Longwei last filed an annual report on Form 10-K for its fiscal year ended June 30, 2012, on September 13, 2012, and a quarterly report on Form 10-Q for the quarter ended September 30, 2012 on November 13, 2012.

C.   Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports. Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires issuers to file quarterly reports.

D.   As a result of the foregoing, Respondent Longwei has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

IV.

Section 12(j) of the Exchange Act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means or instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission finds that it is necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of Respondent's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked. The revocation is effective as of May 11, 2018.[2]

For the Commission, by its Secretary, pursuant to delegated authority.

Brent J. Fields
Secretary

---

[2] This Order applies to all classes of Respondent's securities registered pursuant to Section 12 of the Exchange Act, whether or not such securities are specifically identified by ticker symbol or otherwise in this Order.